Exhibit 99.2

Highlander Silver to Commence Trading on NYSE American Under Symbol “HSLV”

Toronto, Ontario, March 6, 2026 – Highlander Silver Corp. (TSX: HSLV; “Highlander Silver” or the “Company”) is pleased to announce that it has received approval to list its common shares on the NYSE American LLC with trading expected to commence on Wednesday, March 11, 2026 under the symbol “HSLV”. The Company will remain listed on the Toronto Stock Exchange under the same symbol.

On behalf of Highlander Silver

“Daniel Earle”

President and CEO

Information contact

Arun Lamba, Vice President Corporate Development

alamba@highlandersilver.com

About Highlander Silver

Highlander Silver is a silver-growth company advancing a portfolio of assets in Peru which includes the bonanza-grade San Luis gold-silver project, which ranks among the 10 highest grade projects globally in both gold and silver categories,[1] and the Corani silver project. The Company also operates the Mercedes gold-silver mine in Mexico. Highlander Silver's major shareholders include the Augusta Group, Lundin family, and Eric Sprott.

Forward-looking statements

Certain information contained in this news release constitutes “forward-looking information” under Canadian securities legislation. This includes, but is not limited to, the listing of Highlander’s common shares on the NYSE American LLC on Wednesday, March 11, 2026. Such forward looking information or statements can be identified by the use of words such as “ramp up”, “attempting”, “intends”, “believes”, “plans”, “suggests”, “targets” or “prospects” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “will” be taken, occur, or be achieved. Forward-looking information involves known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking information. Such factors include, among others, general business, economic, competitive, political and social uncertainties, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of precious and base metals, accident, labour disputes and other risks of the mining industry, and delays in obtaining governmental or stock exchange approvals or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date of this news release. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. Accordingly, the reader is cautioned not to place undue reliance on forward-looking information.

[1]	S&P Global rankings including the San Luis gold-silver project.